UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-6523

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Bank of America 401(k) Plan for Legacy Companies

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bank of America Corporation

Bank of America Corporate Center

Charlotte, NC 28255

Financial Statements and Report of

Independent Registered Public Accounting Firm

The Bank of America 401(k) Plan for Legacy Companies

December 31, 2011 and 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Participants and the Corporate Benefits Committee of

The Bank of America 401(k) Plan for Legacy Companies

We have audited the accompanying statements of net assets available for benefits of The Bank of America 401(k) Plan for Legacy Companies (the Plan) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Morris, Davis & Chan LLP

Charlotte, North Carolina

June 21, 2012

The Bank of America 401(k) Plan for Legacy Companies

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010

Assets

Investments, at fair value (Notes 2, 5 and 6)
Money market and interest bearing cash	$6,594,208	$9,986,639
Mutual funds	2,952,353,339	3,132,343,507
Collective investment funds	418,832,271	391,063,646
Common stocks	244,152,164	516,632,648
Other investments	69,224	27,690

Total non-Master Trust investments	3,622,001,206	4,050,054,130
Plan interest in the Stable Value Master Trust (Notes 5 and 6)	1,200,057,642	1,175,440,571

Total investments	4,822,058,848	5,225,494,701

Accrued dividends and interest receivable	1,496,475	1,714,351
Employer contribution receivable	12,438,028	13,304,347
Employee contribution receivable	4,118,073	4,877,128
Participant notes receivable (Notes 1 and 2)	106,836,526	108,211,985
Other receivable	789,428	794,036

Total assets	4,947,737,378	5,354,396,548

Liabilities

Due to broker for securities purchased	1,381,603	1,586,273
Other payable	119,466	113,315

Total liabilities	1,501,069	1,699,588

Net assets reflecting all investments at fair value	4,946,236,309	5,352,696,960

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (Note 5)	(43,629,142)	(29,701,604)

Net assets available for benefits	$4,902,607,167	$5,322,995,356

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Companies

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011

Additions to net assets available for benefits attributable to:

Investment income (loss)
Net depreciation in fair value of investments (Note 7)	$(451,709,970)
Investment income from mutual funds	77,552,216
Interest and dividends	1,638,426

Total non-Master Trust investment loss	(372,519,328)
Plan interest in the Stable Value Master Trust investment income	34,302,132

Total investment loss	(338,217,196)

Contributions (Note 1)
Employees	250,684,119
Employer	151,321,278

Total contributions	402,005,397

Interest income on participant notes receivable	4,939,367

Other income	3,534,442

Total additions	72,262,010

Deductions from net assets available for benefits attributable to:

Benefits paid to plan participants	490,133,802
Trustee and administrative fees (Note 2)	2,462,731
Other expense	53,666

Total deductions	492,650,199

Net decrease	(420,388,189)

Net assets available for benefits
Beginning of year	5,322,995,356

End of year	$4,902,607,167

The accompanying notes are an integral part of these financial statements.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan

The following description of The Bank of America 401(k) Plan for Legacy Companies (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description and any supplements thereto for a more complete description of applicable Plan provisions. Other Plan provisions may also apply to participants from predecessor plans assumed by Bank of America Corporation (the Corporation) and merged into the Plan.

Plan Sponsor and Participating Employers

The Corporation is the Plan Sponsor. Participating employers in the Plan include the Corporation and certain of the Corporation’s principal subsidiaries.

General

The Plan is a defined contribution plan for employees of the Corporation and participating subsidiaries. It is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). All employees covered by the Plan are eligible to make pre-tax contributions as soon as administratively practical after employment commences. After-tax contributions are not permitted.

All employees covered by the Plan are eligible to receive company matching contributions after completing 12 months of service. Any pre-tax contributions made prior to completing 12 months of service are not eligible for the company matching contribution.

The Plan is administered by the Bank of America Corporation Corporate Benefits Committee (the Committee). The Board of Directors of the Corporation has the right at any time to remove any member of the Committee. Members of the Committee serve without compensation and act by majority vote. The Committee has overall responsibility for the operation and administration of the Plan including the power to construe and interpret the Plan, decide all questions that arise thereunder, and to delegate responsibilities.

Investment Alternatives

The Plan provides participants with a total of 27 investment alternatives as of December 31, 2011. Investment alternatives include 10 LifePath Index funds, 15 mutual funds, a Stable Value Fund and the Bank of America Corporation Common Stock Fund (invests primarily in the Corporation’s common stock).

Effective March 11, 2011, the Columbia Core Bond Fund was merged into the Columbia Bond Fund. Participants’ accounts invested in units of the Columbia Core Bond Fund were automatically converted to units in the Columbia Bond Fund. Also, effective March 30, 2011, participants’ account balances in the LifePath Index funds were moved from the “J” share class to the “Q” share class of these funds.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan (Continued)

Investment Alternatives (Continued)

Participants may elect to modify existing investment allocations on a periodic basis subject to the provisions of the Plan.

Plan Trustee

Bank of America, N.A. (BANA) is the Plan Trustee.

Contributions

The Plan provides for participant pre-tax contributions through salary deductions ranging from 1% to 30% of base pay, overtime pay, shift differential pay, vacation and holiday pay, short-term disability benefits, and commissions, bonuses or other incentive pay designated by the Committee. In accordance with federal law, 2011 annual pre-tax contributions were limited to $16,500 for participants who are below age 50. Additional 2011 contributions of $5,500 were permitted for participants over age 50. Participants are permitted to change their contribution rate in multiples of 1% on a daily basis.

Company matching contributions are calculated and allocated to the participant’s account on a pay period basis. The company match contribution is equal to the first 5% of plan-eligible compensation contributed by the participant for the pay period. Company matching contributions are made in cash and are directed to the same investment choices as the pre-tax contributions. An end of year “true-up” matching contribution is also provided.

Employer contributions include forfeitures and additional contributions which are made in the form of cash. After consideration of forfeitures, the actual cash remitted by the Corporation was $151,321,278 for 2011.

Payment of Benefits

While still in service, participants may generally withdraw employee and employer vested contributions as follows:

(1)	Employee contributions may be withdrawn in the case of financial hardship within the meaning of Section 401(k) of the Internal Revenue Code (IRC), disability or after age 59 1/2;

(2)	Company matching contributions for 2005 and later Plan years may be withdrawn in the case of disability or after age 59 1/2; and

(3)	Company matching contributions for pre-2005 Plan years may be withdrawn in the case of financial hardship (as referenced above), disability, after 5 years of Plan participation, or after age 59 1/2.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan (Continued)

Payment of Benefits (Continued)

Following a participant’s death, disability, retirement or other separation from service, all vested amounts held in the Plan for a participant’s benefit are payable in a single lump sum. The form of payment is cash, except to the extent that the participant elects to have the portion of his/her account invested in the Bank of America Corporation Common Stock Fund distributed in shares of Bank of America Corporation Common Stock. Participants may elect to roll over a portion or all of their vested Plan balance to increase their monthly annuity payment under The Bank of America Pension Plan for Legacy Fleet (the Pension Plan), which is a component plan of The Bank of America Pension Plan for Legacy Companies, if their vested cash balance account in the Pension Plan and account balance in this Plan both exceed $5,000. The Pension Plan is a defined benefit cash balance plan providing retirement benefits to eligible employees. The Plan provides other payment methods for certain participants in predecessor plans merged with the Plan.

Vesting of Benefits

Each participant is 100% vested in the participant’s pre-tax and rollover contributions to the Plan and company matching contributions, as well as earnings thereon.

Participant Accounts

Each participant’s account is credited with the allocation of the participant’s pre-tax and matching contributions each pay period. Earnings for all funds are allocated to a participant’s account on a daily basis based on the participant’s account balance in relation to the total fund balance. Participants may elect to have the dividends earned on the Corporation’s stock allocated to their accounts paid directly to them in cash or reinvested in the Plan. Interest on participant loans is credited to the accounts of the participant making the payment.

Participant Notes Receivable

Participants with vested account balances of at least $2,000 may borrow from their vested account balance. The minimum loan amount is $1,000. The maximum loan amount is $50,000. The maximum loan amount is reduced by (i) the outstanding balance of any other loan from the Plan, the Pension Plan or The Bank of America Transferred Savings Account Plan (TSA) or (ii) if greater, the highest outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan any time during the one year period ending immediately before the date of the loan. The maximum loan amount may also not exceed 50% of the participant’s vested account balance, reduced by the outstanding balance of any other loan from the Plan, the Pension Plan or the TSA Plan.

Participants may apply for a general purpose loan or a primary residence loan. At any time participants may have only one general purpose loan and one primary residence loan outstanding from the Plan.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

1.	Description of the Plan (Continued)

Participant Notes Receivable (Continued)

Each loan bears an interest rate equal to the prime rate plus 1% and is fixed for the life of the loan. Interest rates ranged from 4.25% to 11.50% for loans held by the Plan as of December 31, 2011 and 2010.

Loan repayments are made from payroll deductions and are invested in accordance with the participant’s current investment direction for future contributions. The repayment period for general purpose loans is 12 to 57 months. In the case of a primary residence loan the repayment period can be up to 180 months.

2.	Summary of Significant Accounting Policies

Accounting Pronouncements

Recent Accounting Pronouncement Adopted

In January 2010, Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements, expanded the required disclosures about fair value measurements. ASU 2010-06 requires separate disclosure of significant transfers into and out of level 1 and level 2, along with reasons for such transfers; and presentation of fair value disclosures by “nature and risk” class for all fair value assets and liabilities effective for 2010 reporting; and reporting separate presentation of gross purchases, sales, issuances, and settlements in the level 3 reconciliation effective for 2011. The Plan’s financial statements are presented to conform to the applicable requirements of ASU 2010-06. See Note 6 – Fair Value Measurements.

Accounting Pronouncement Issued but Not Yet Adopted

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, to converge U.S. GAAP and International Financial Reporting Standards on fair value measurements and disclosures. The amended guidance changes several aspects of the fair value measurement guidance in FASB Accounting Standards Codification 820, Fair Value Measurement (ASC 820), including information about valuation techniques and unobservable inputs used in level 3 fair value measurements and a narrative description of the sensitivity of level 3 measurements to changes in unobservable inputs. The amended guidance must be applied prospectively and is effective beginning after December 15, 2011. Plan management is assessing the impact of ASU 2011-04 on the 2012 Plan’s financial statements.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

2.	Summary of Significant Accounting Policies (Continued)

Significant accounting policies of the Plan are summarized below:

Basis of Accounting

The financial statements are prepared on the accrual basis of accounting in accordance with U.S generally accepted accounting principles (GAAP). Revenues are recognized as earned. Benefits paid to plan participants are recorded when paid. All other expenses are recorded as incurred.

Management Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of Plan assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of Plan additions and deductions during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 6: Fair Value Measurements).

Benefit responsive investment contracts are stated at fair value and are adjusted to contract value (which represent contributions made under the contract, plus interest less withdrawals and administration expenses) on the Statements of Net Assets Available for Benefits (see Note 5: Interest in the Stable Value Master Trust). As described in Financial Accounting Standards Board (FASB) Staff Position AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans, which was codified in Accounting Standards Codification (ASC) 962-205-45, investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statements of Net Assets Available for Benefits present the fair value of the investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Realized gains (losses) on investment transactions are recorded as the difference between proceeds received and cost. Cost is determined on the average cost basis.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

2.	Summary of Significant Accounting Policies (Continued)

Investment Valuation and Income Recognition (Continued)

Net appreciation (depreciation) in fair value of investments includes the reversal of previously recognized appreciation (depreciation) related to investments sold during the period.

Investment securities purchased and sold are recorded on a trade date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Participant Notes Receivable

Participant notes receivable are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant notes receivable are reclassified as distributions based upon the terms of the Plan document.

Plan Expenses

Trustee direct expenses, some professional fees and certain administrative fees for associate communication and services, recordkeeping and benefit payment services are paid by the Plan. These expenses are borne by participants based on their investments in the Plan’s investment funds. Other administrative expenses and some professional fees are paid by the Corporation.

3.	Concentrations of Investment Risk

Investments as of December 31, 2011 and 2010 that represent 5% or more of the Plan’s net assets available for benefits include the following:

	2011	2010

Bank of America Corporation Common Stock	*	$516,632,348
Columbia Large Cap Index Fund	$345,193,863	357,795,144
Columbia Mid Cap Index Fund	288,131,115	306,442,597
Dodge & Cox Stock Fund	460,002,359	512,382,042
Fidelity Diversified International Fund	287,772,375	355,473,875
Growth Fund of America	389,413,205	434,755,359
Western Asset Core Bond Portfolio Fund	365,415,139	362,968,990
Plan interest in the Stable Value Master Trust at contract value	1,156,428,500	1,145,738,967

*	Investment was below 5% of the Plan’s net assets at year end.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

4.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

5.	Interest in the Stable Value Master Trust

A portion of the Plan’s investments is in the Stable Value Master Trust (Master Trust). The Master Trust was established on January 1, 2009 to provide a single collective investment vehicle for the Stable Value Fund investment option of the Plan, The Bank of America 401(k) Plan, and the TSA Plan, and effective December 3, 2010, the Merrill Lynch & Co., Inc. 401(k) Savings & Investment Plan and the Merrill Lynch & Co., Inc. Retirement Accumulation Plan (collectively known as Participating Plans). The assets of the Master Trust are held by BANA, as Trustee, and the portfolio is managed by an unaffiliated investment advisor, The Dreyfus Corporation, a unit of BNY Mellon. Each Participating Plan owns an undivided interest in the Master Trust.

The terms of the underlying investment contracts in the Stable Value Fund are benefit responsive, providing a guarantee by the issuer to pay principal plus accrued interest in response to benefit-related requests for payment.

The value of the Plan’s interest in the Master Trust is based on the beginning value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions and allocated administrative expenses.

The fair market values of the investment contracts reported in the aggregate for the Master Trust was $3,816,553,556 and $3,661,075,833 as of December 31, 2011 and 2010, respectively. The Plan had an undivided interest of 31.45% and 32.11% in the following assets of the Master Trust as of December 31, 2011 and 2010, respectively:

	2011
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market funds	$305,620,021	$305,620,021	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	403,323,444	407,928,023	34,715	(4,639,294)
Constant duration synthetic guaranteed investment contracts	2,425,532,468	2,544,807,522	2,486,885	(121,761,939)
Guaranteed investment contracts	489,865,691	500,874,932	(242,136)	(10,767,105)
Collective investment funds	53,466,740	55,043,594	—	(1,576,854)

	3,677,808,364	3,814,274,092	2,279,464	(138,745,192)
Accrued expenses	(245,903)	(245,903)	—	—

Total Master Trust net assets	$3,677,562,461	$3,814,028,189	$2,279,464	$(138,745,192)

Plan interest in the Stable Value Master Trust	$1,156,428,500	$1,199,340,852	$716,790	$(43,629,142)

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

5.	Interest in the Stable Value Master Trust (Continued)

	2010
	Contract Value	Investment at Fair Value	Wrap Contract Fair Value	Adjustment to Contract Value
Money market funds	$500,688,331	$500,688,331	$—	$—
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	588,546,374	603,537,780	524,556	(15,515,962)
Constant duration synthetic guaranteed investment contracts	2,357,556,397	2,429,717,391	2,687,903	(74,848,897)
Variable rate synthetic guaranteed investment contract	10,025,197	10,110,583	—	(85,386)
Guaranteed investment contracts	59,477,816	60,691,718	—	(1,213,902)
Collective investment funds	52,278,669	53,117,571	—	(838,902)

	3,568,572,784	3,657,863,374	3,212,459	(92,503,049)
Accrued expenses	(268,903)	(268,903)	—	—

Total Master Trust net assets	$3,568,303,881	$3,657,594,471	$3,212,459	$(92,503,049)

Plan interest in the Stable Value Master Trust	$1,145,738,967	$1,174,409,159	$1,031,412	$(29,701,604)

For the year ended December 31, 2011, the Master Trust earned $108,391,956 in interest income. The average yield and crediting interest rates for such investments were 2.69% and 2.84%, respectively for 2011. The average yield credited to participants was 2.67% for 2011.

The Stable Value Fund generally consists of the following types of guaranteed investment contracts (GICs) described below:

Guaranteed Investment Contracts

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment.

Fair values of traditional GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates.

Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.

Fair values of separate account GICs are calculated using the market value provided by the insurance companies that manage the underlying assets of the product.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

5.	Interest in the Stable Value Master Trust (Continued)

Fixed Maturity Synthetic Guaranteed Investment Contracts

General fixed maturity synthetic GICs consist of an asset or collection of assets that are owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate not less than 0%.

Fair values of general fixed maturity synthetic GICs are calculated using the sum of all assets’ market values provided by Interactive Data Services, a third party vendor BNY Mellon has engaged to provide fixed income prices on a monthly basis.

Variable Synthetic Guaranteed Investment Contracts

Variable synthetic GICs consist of an asset or collection of assets that are managed by a bank or insurance company and are held in a bankruptcy remote vehicle for the benefit of the fund (or plan). The contract is benefit responsive and provides next day liquidity at book value. The crediting rate on this product resets every quarter based on the current market index rates at that time and an investment spread. The investment spread is established at time of issuance and is guaranteed by the issuer for the life of the investment.

Fair values for variable synthetic GICs are calculated using the present value of the contract’s future cash flow values discounted by comparable swap rates.

Constant Duration Synthetic Guaranteed Investment Contracts

Constant duration synthetic GICs consist of a portfolio of securities owned by the fund (or plan) and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value benefit responsive payments will be made for participant directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets. The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

5.	Interest in the Stable Value Master Trust (Continued)

Constant Duration Synthetic Guaranteed Investment Contracts (Continued)

Fair values for constant duration synthetic GICs are calculated using the market values provided by the external investment managers BNY Mellon or its clients have engaged to provide investment services.

In the absence of an actively traded market, discounted cash flows are only an estimate of the contract’s economic value. These values are not a useful value for participant statement purposes nor are they representative of the value that may be received from those contracts in either a participant disbursement or an early termination of the contract.

It is probable that withdrawals and transfers resulting from the following events will limit the ability of the fund to transact at book or contract value. Instead, market value will likely be used in determining the payouts to the participants:

•	Employer-initiated events – events within the control of the plan or the plan sponsor which would have a material and adverse impact on the fund;

•	Employer communications designed to induce participants to transfer from the fund;

•	Competing fund transfer or violation of equity wash or equivalent rules in place;

•	Changes of qualification status of the plan.

In general, issuers may terminate the contract and settle at other than contract value if the qualification status of employer or plan changes, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.

All contracts are benefit responsive unless otherwise noted.

6.	Fair Value Measurements

ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements).

The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

6.	Fair Value Measurements (Continued)

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability; and

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used as of December 31, 2011 and 2010.

Money market funds and interest bearing cash are valued at cost, which approximates fair value.

Mutual funds are valued at the net asset value of shares held by the Plan at year end.

Collective investment funds are valued based on the closing market price reported on the active market on which the underlying investments are traded.

Common stocks are valued at the closing market price reported on the active market on which the securities are traded.

Investment contracts, including wrap contracts, held in the Master Trust which are comprised of fixed maturity synthetic GIC, constant duration synthetic GIC, variable rate synthetic GIC and traditional GIC are valued using the present value of the contracts’ future cash flow values discounted by comparable duration Wall Street Journal GIC Index rates. In relation to Master Trust GIC contracts, principal protection is purchased from the issuer in the form of a wrap. These wraps are valued based on an internal pricing matrix which uses an income approach to determine the present value of the fee payments

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

6.	Fair Value Measurements (Continued)

related to the contract, using both current contractual fees as well as replacement fees generated by matrix pricing (see Note 5: Interest in the Stable Value Master Trust).

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s investments at fair value as of December 31, 2011 and 2010:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Money market funds	$305,620,021	$—	$—	$305,620,021
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	407,928,023	—	407,928,023
Constant duration synthetic guaranteed investment contracts	—	2,544,807,522	—	2,544,807,522
Guaranteed investment contracts	—	500,874,932	—	500,874,932
Collective investment funds	—	55,043,594	—	55,043,594
Wrap contracts	—	—	2,279,464	2,279,464

Total Master Trust investments	$305,620,021	$3,508,654,071	$2,279,464	$3,816,553,556

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total

Money market funds	$500,688,331	$—	$—	$500,688,331
Investment contracts:
Fixed maturity synthetic guaranteed investment contracts	—	603,537,780	—	603,537,780
Constant duration synthetic guaranteed investment contracts	—	2,429,717,391	—	2,429,717,391
Variable rate synthetic guaranteed investment contract	—	10,110,583	—	10,110,583
Guaranteed investment contracts	—	60,691,718	—	60,691,718
Collective investment funds	—	53,117,571	—	53,117,571
Wrap contracts	—	—	3,212,459	3,212,459

Total Master Trust investments	$500,688,331	$3,157,175,043	$3,212,459	$3,661,075,833

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

6.	Fair Value Measurements (Continued)

The following table sets forth the summary of changes in the fair value of the Master Trust’s level 3 investments for the year ended December 31, 2011:

Wrap Contracts

Balance, beginning of year	$3,212,459
Net depreciation relating to Master Trust investments still held at reporting date	(932,995)
Purchases	—
Sales and settlements	—
Transfers into/out of level 3	—

Balance, end of year	$2,279,464

The following tables set forth by level, within the fair value hierarchy, the Plan’s non-Master Trust investments at fair value as of December 31, 2011 and 2010:

	Investments at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$6,594,208	$—	$—	$6,594,208
Mutual funds				—
Domestic broad market equity	104,851,584	—	—	104,851,584
Domestic large cap equity	1,367,725,543	—	—	1,367,725,543
Domestic mid cap equity	288,131,115	—	—	288,131,115
Domestic REIT equity	58,598,924	—	—	58,598,924
Domestic small cap equity	262,114,417	—	—	262,114,417
Fixed income	560,593,141	—	—	560,593,141
International developed equity	310,338,615	—	—	310,338,615
Collective investment funds	—	418,832,271	—	418,832,271
Common and preferred stocks	244,152,164	—	—	244,152,164
Other investments	—	—	69,224	69,224

Total non-Master Trust investments	$3,203,099,711	$418,832,271	$69,224	$3,622,001,206

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

6.	Fair Value Measurements (Continued)

	Investments at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Money market funds and interest bearing cash	$9,986,639	$—	$—	$9,986,639
Mutual funds
Domestic broad market equity	90,707,272	—	—	90,707,272
Domestic large cap equity	1,494,325,458	—	—	1,494,325,458
Domestic mid cap equity	306,442,597	—	—	306,442,597
Domestic REIT equity	50,927,398	—	—	50,927,398
Domestic small cap equity	274,121,795	—	—	274,121,795
Fixed income	532,848,387	—	—	532,848,387
International developed equity	382,970,600	—	—	382,970,600
Collective investment funds	—	391,063,646	—	391,063,646
Common and preferred stocks	516,632,648	—	—	516,632,648
Other investments	—	—	27,690	27,690

Total non-Master Trust investments	$3,658,962,794	$391,063,646	$27,690	$4,050,054,130

The following table sets forth the summary of changes in the fair value of the non-Master Trust’s level 3 investments for the year ended December 31, 2011:

Other Investments

Balance, beginning of year	$27,690
Net appreciation relating to non-Master Trust investments still held at reporting date	41,534
Purchases	—
Sales and settlements	—
Transfers in to/out of level 3	—

Balance, end of year	$69,224

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

7.	Net Depreciation in Fair Value of Investments

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows for the year ended December 31, 2011:

Mutual funds	$(137,967,997)
Collective investment funds	(2,073,059)
Common stocks	(311,710,449)
Other investments	41,535

Net depreciation in fair value of investments	$(451,709,970)

8.	Other Income

Other income substantially represents the Plan’s allocable share of proceeds from various regulatory settlement funds created for the purpose of making distributions to investors who suffered losses as a result of market timing arrangements undertaken by certain mutual funds in which the Plan invested.

9.	Plan Termination

Although it has not expressed any intention to do so, the Corporation has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA.

10.	Related Party Transactions

During 2010, the Plan held investments in the Columbia Fund. These funds were administered and advised by Columbia Management Group (CMG) which was a non-bank affiliate of the Corporation.

On May 1, 2010, the Corporation completed the sale of CMG’s long-term asset management business. The Corporation retained CMG’s cash business which was renamed BofA Global Capital Management.

These cash funds are advised by BofA Global Advisors, LLC, distributed by BofA Distributors, Inc. and are collectively referred to as the “BofA Funds.” BofA Global Capital Management, BofA Global Advisors, LLC and BofA Distributors, Inc. are all affiliates of BANA and the Corporation.

As of December 31, 2011 and 2010, the Plan held investments managed and administered by BofA Global Capital Management totaling $6,594,208 and $9,986,639, respectively. The Plan received interest thereon of $10,809 during the year ended December 31, 2011.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

10.	Related Party Transactions (Continued)

As of December 31, 2011 and 2010, the Plan held investments in Bank of America Corporation Common Stock totaling $244,151,971 and $516,632,348, respectively. The Plan earned dividends of $1,627,617 on the Bank of America Corporation Common Stock held during the year ended December 31, 2011.

As of December 31, 2010, the Plan held investments in certain collective funds managed by BlackRock Investment Management LLC (BlackRock) totaling $391,063,646. BlackRock is an indirect, wholly owned subsidiary of BlackRock Inc. At that time, the Corporation owned a 7% economic interest in BlackRock, Inc. All of the Corporation’s interest in BlackRock was sold effective June 1, 2011.

The Plan paid direct expenses to the Trustee totaling $179,793 during 2011.

11.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2011	2010

Net assets available for benefits per the financial statements	$4,902,607,167	$5,322,995,356
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	43,629,142	29,701,604
Benefit obligations payable	(2,239,141)	(2,051,552)

Net assets available for benefits per Form 5500	$4,943,997,168	$5,350,645,408

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

11.	Reconciliation to Form 5500 (Continued)

The following is a reconciliation of investment income per the financial statements to Form 5500:

Year Ended December 31, 2011

Total additions per the financial statements	$72,262,010
Adjustment from contract value to fair value for fully benefit-responsive investment contracts:
End of year	43,629,142
Beginning of year	(29,701,604)

Total income per Form 5500	$86,189,548

The following is a reconciliation of benefits paid to plan participants per the financial statements to Form 5500:

Year Ended December 31, 2011

Benefits paid to plan participants per the financial statements	$490,133,802
Add: Benefit obligations payable at end of year	2,239,141
Less: Benefit obligations payable at beginning of year	(2,051,552)

Benefits paid to plan participants per Form 5500	$490,321,391

Benefit obligations payable and related benefits paid are recorded on Form 5500 for those claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date. For financial statement purposes, such amounts are not recorded until paid.

12.	Federal Income Tax Status

On August 8, 2003, the Plan Sponsor was informed by a determination letter from the Internal Revenue Service (IRS) that the Plan was designed in accordance with applicable sections of the IRC. The Plan has been amended and restated since receiving this determination letter. In January of 2011, the Plan Sponsor filed for an updated determination letter. The application is currently pending review by the IRS.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

12.	Federal Income Tax Status (Continued)

The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

Under present federal income tax laws, a participating employee will not be subject to federal income taxes on the contributions by the employer, or on the interest, dividends or profits on the sale of investments received by the trustee, until the participating employee’s account is distributed.

GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not to be sustained upon examination by the IRS. The tax positions taken by the Plan have been analyzed and, as of December 31, 2011, there are no uncertain tax positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

13.	Subsequent Events

In preparing the Plan’s financial statements, subsequent events or transactions have been evaluated for potential recognition. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements except as disclosed below:

•	Beginning July 1, 2012, the following changes will be made to the Plan:

–

Additional annual company contribution will be made by the Corporation equal to 2% or 3% of the participant’s eligible compensation (from July 1, 2012 through December 31, 2012 for plan year 2012, and from January 1 through December 31 for plan years thereafter) based on the participant’s years of vesting service; and will be payable in the first quarter after the plan year ends.

–

Annual company contribution for plan year 2012 and any future employer contributions, including earnings thereon, will be fully vested after completion of 36 months of vesting service (except in the event of retirement, severance, divestiture or death) based on the participant’s years of service; and will be forfeited if a participant leaves prior to completing such vesting service requirement.

The Bank of America 401(k) Plan for Legacy Companies

Notes to Financial Statements

December 31, 2011 and 2010

13.	Subsequent Events (Continued)

•	Beginning March 26, 2012, the following changes were made to the Plan’s investment alternatives:

–

The American Funds Growth Fund of America, Columbia Bond Fund, Columbia Large Cap Index Fund, Columbia Large Cap Value Fund, Columbia Marsico Focused Equities Fund, Columbia Mid Cap Index Fund, Columbia Multi-Advisor International Equity Fund, Columbia Small Cap Index Fund, Fidelity Diversified International Fund, Fidelity Real Estate Investment Portfolio and the Vanguard Institutional Total Stock Market Index Fund were removed as investment alternatives.

–

The BlackRock Capital Appreciation Fund, BlackRock Equity Dividend Fund, BlackRock Global Allocation Fund, MFS International Growth Fund, PIMCO All Asset Fund, PIMCO Total Return Fund, Pyramis Small/Mid Cap Core Fund, SSgA Real Asset Fund, T. Rowe Price Institutional Large Cap Growth Fund, Templeton Foreign Equity Fund, Vanguard Extended Market Index Fund, Vanguard Institutional Index Fund, Vanguard Total Bond Market Index Fund and the Vanguard Total International Stock Index Fund were added as investment alternatives.

The Bank of America 401(k) Plan For Legacy Companies

EIN 56-0906609 Plan No. 006

Schedule H, Line 4i – Schedule of Assets

December 31, 2011

( a )	( b )	( c )		( e )
	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	Number of Shares / Units	Current Value

	Money market and interest bearing cash
*	BOFA	CASH RESERVES CAPITAL CLASS	6,594,208	$6,594,208

	Total money market and interest bearing cash			6,594,208

	Mutual funds
	AMERICAN FUNDS	GROWTH FUND OF AMERICA	13,558,956	389,413,205
	COLUMBIA	BOND FUND CLASS Z SHARES	15,121,913	143,355,739
	COLUMBIA	LARGE CAP INDEX FUND CLASS Z SHARES	14,217,210	345,193,863
	COLUMBIA	LARGE CAP VALUE FUND CLASS Z SHARES	12,794,180	134,083,004
	COLUMBIA	MARSICO FOCUSED EQUITIES FUND CLASS Z SHARES	1,751,935	39,033,112
	COLUMBIA	MID CAP INDEX FUND CLASS Z SHARES	27,003,853	288,131,115
	COLUMBIA	MULTI-ADVISOR INTL EQUITY FUND CLASS Z SHARES	2,136,955	22,566,240
	COLUMBIA	SMALL CAP INDEX FUND CLASS Z SHARES	9,748,567	159,584,039
	DODGE & COX	STOCK FUND	4,525,800	460,002,359
*	FIDELITY	DIVERSIFIED INTERNATIONAL FUND	11,276,347	287,772,375
*	FIDELITY	REAL ESTATE INVESTMENT PORTFOLIO	2,121,612	58,598,924
	LEGG MASON	BATTERYMARCH US SMALL CAP EQUITY PORTFOLIO INSTITUTIONAL CLASS	10,826,861	102,530,378
	VANGUARD	INFLATION PROTECTED SECURITIES FUND INSTITUTIONAL SHARES	4,590,103	51,822,263
	VANGUARD	INSTITUTIONAL TOTAL STOCK MARKET INDEX FUND	3,702,386	104,851,584
	WESTERN ASSET	CORE BOND PORTFOLIO INSTITUTIONAL CLASS I SHARES	30,810,720	365,415,139

	Total mutual Funds			2,952,353,339

	Collective investment funds
	BLACKROCK	LIFEPATH INDEX 2015 FUND Q CLASS	3,303,651	35,646,391
	BLACKROCK	LIFEPATH INDEX 2020 FUND Q CLASS	7,090,234	74,092,950
	BLACKROCK	LIFEPATH INDEX 2025 FUND Q CLASS	5,018,424	50,987,184
	BLACKROCK	LIFEPATH INDEX 2030 FUND Q CLASS	7,896,611	78,097,485
	BLACKROCK	LIFEPATH INDEX 2035 FUND Q CLASS	4,398,292	42,355,548
	BLACKROCK	LIFEPATH INDEX 2040 FUND Q CLASS	6,512,555	61,283,140
	BLACKROCK	LIFEPATH INDEX 2045 FUND Q CLASS	2,169,000	19,954,803
	BLACKROCK	LIFEPATH INDEX 2050 FUND Q CLASS	1,204,881	11,000,562
	BLACKROCK	LIFEPATH INDEX 2055 FUND Q CLASS	187,604	1,778,490
	BLACKROCK	LIFEPATH INDEX RETIREMENT FUND Q CLASS	3,817,648	43,635,718

	Total collective investment funds			418,832,271

	Common and preferred stocks
	ARYT INDS LTD	COMMON STOCK	1,000	123
*	BANK AMER CORP	COMMON STOCK	43,912,225	244,151,971
	CARRIER1 INTL S A	COMMON STOCK	300	3
	NMC INC	COMMON STOCK	11,000	15
	OMNISKY CORP	COMMON STOCK	3,500	35

	PHYSICIAN COMPUTER NETWORK INC	COMMON STOCK	100	1
	TIANRONG INTERNET PRODUCTS	COMMON STOCK	1,625	3
	TRI-LITE INC	COMMON STOCK	1,119	11
	UBUYNETWORK.COM INC	COMMON STOCK	790	2

	Total common and preferred stocks			244,152,164

	Other investments
	MUTUALS CAPITAL ALLIANCE INC	CLOSELY HELD EQUITY	276,895	69,224

	Total other investments			69,224

	Total non-Master Trust investments			$3,622,001,206

	Participant loans	INTEREST RATES RANGING FROM 4.25% TO 11.50%		$106,836,526

*	Investment with parties-in-interest as defined under ERISA

Column (d) cost was omitted as all investments are participant-directed.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Bank of America 401(k) Plan for Legacy Companies

Date: June 27, 2012	/s/ SUSAN E. KELLY

Senior Vice President Retirement Service Delivery Executive Bank of America Corporation

Exhibit Index

Exhibit No.	Description

23.1	Consent of Morris, Davis & Chan LLP, Independent Registered Public Accounting Firm.